Exhibit 99.2

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T + 44 (0) 20 7781 2000
F + 44 (0) 20 7781 1800
Press release

Rio Tinto board changes
9 February 2010
Rio Tinto today announces the appointment of Ms Ann Godbehere and Mr Robert Brown as non executive directors to join the boards of Rio Tinto plc and Rio Tinto Limited. In addition, the boards have received notification from Sir David Clementi and David Mayhew that they will be retiring as non executive directors upon the conclusion of the 2010 annual general meetings.
Ann Godbehere joins the boards and the Audit committee today and will succeed Sir David Clementi as chairman of the Audit committee. Ann has more than 25 years’ experience in the financial services industry. She spent 10 years at Swiss Re, latterly as chief financial officer. Her non executive directorships include UBS AG and Prudential plc where she is chair of its Audit committee.
Sir David Clementi has notified the boards that he will be retiring as a non executive director and therefore as chairman of the Audit committee upon the conclusion of Rio Tinto’s annual general meeting in Australia on 22 April 2010. Sir David has been a non executive director of Rio Tinto since 2003.
As indicated at the 2009 AGMs, David Mayhew will also be standing down from the boards upon the conclusion of Rio Tinto’s annual general meeting in Australia on 22 April 2010. He has been a non executive director of Rio Tinto since 2000.
Jan du Plessis, chairman, said “I am very pleased to welcome Ann to the Rio Tinto boards. She brings substantial financial services’ experience that will be of particular value to the Audit committee. I would also like to pay tribute to the valuable contributions made by Sir David Clementi and David Mayhew during their many years as non executive directors. I wish them well for the future.”
Robert Brown joins the boards on 1 April 2010. He has considerable global business experience. He is currently chairman of Groupe Aeroplan Inc and serves on the board of Bell Canada Enterprises (BCE Inc), the holding company for Bell Canada. He recently retired as president and chief executive officer of CAE Inc, a world leader in flight simulation and training. Before that he spent 16 years at Bombardier Inc where he was first head of the Aerospace Group and then president and chief executive officer. He has also served as chairman of Air Canada and of the Aerospace Industries Association of Canada.
Yves Fortier has also given notice to the boards of his intention to retire as a non executive director at the end of his term upon conclusion of the 2011 AGMs. He joined the boards upon the acquisition of Alcan Inc in 2007.
Jan du Plessis, chairman, said, “I am very pleased to welcome Bob to the Rio Tinto boards. I am most grateful to Yves for committing to serve his full term during an important transition period for Rio Tinto following the Alcan acquisition. He has also been very helpful to me in identifying Bob as someone who can bring commensurate skills and experience to the boards.”
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Together with Sam Walsh, chief executive Rio Tinto Iron Ore and chief executive Australia, who was appointed by the boards as an executive director since the last AGMs, Ann Godbehere and Robert Brown will offer themselves for election to the boards at the 2010 AGMs.
Notes to editors
Biographical notes — Ann Godbehere
Ann Godbehere has dual Canadian and British nationality and is a fellow of the Certified General Accountants’ Association of Canada. She has been based in Europe for the last 12 years. Ann was chief financial officer of the Swiss Re Group from 2003 to 2007. She previously held senior positions at Swiss Re and the former Mercantile & General Re in Canada, the United States, the UK and Switzerland. More recently, Ann spent a year as interim chief financial officer of the newly-nationalised UK bank Northern Rock, after she was approached by the UK Government to assist with its stabilisation and restructuring.
Ann Godbehere has been a non executive director of UBS AG since April 2009 and is a member of the Audit committee; she has been a non executive director of Atrium Underwriting Group Limited and Aerial Group Limited since November 2007 and chairs the Audit committee at both companies; she has been a non executive director of Prudential since August 2007 and chairman of the Audit committee since October 2009. Ann Godbehere was interim chief financial officer and executive director of Northern Rock from 2008 to 2009.
There is no further information which is required to be disclosed under paragraph 9.6.13 of the United Kingdom Listing Rules.
Biographical notes — Robert Brown
Robert Brown is a Canadian citizen. He began his career in the Government of Canada, primarily in economic departments. Before moving to the private sector, he was the associate deputy minister of the Department of Regional and Industrial Expansion.
He is currently Chairman of Groupe Aeroplan Inc and serves on the board of Bell Canada Enterprises (BCE Inc), the holding company for Bell Canada. In September 2009, he retired as president and chief executive officer of CAE Inc, a world leader in flight simulation and training. Before that he spent 16 years at Bombardier Inc where he was first head of the Aerospace Group and then president and chief executive officer. He has also served as chairman of Air Canada and of the Aerospace Industries Association of Canada.
Mr. Brown was inducted to the Order of Canada as well as l’Ordre National du Québec. He has been awarded honorary doctorates from five Canadian universities.
There is no further information which is required to be disclosed under paragraph 9.6.13 of the United Kingdom Listing Rules.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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For further information, please contact:

Media Relations, London	Media Relations, Australia

Nick Cobban	David Luff
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
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Christina Mills	Tony Shaffer
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Tony Shaffer	Stefano Bertolli
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Investor Relations, London	Investor Relations, Australia
Mark Shannon	Dave Skinner
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David Ovington	Simon Ellinor
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Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645

Website: www.riotinto.com
High resolution photographs and media pack available at:
http://www.riotinto.com/media/press_kit.asp